

Russ Vering · 3rd

Vice President of Nutrition at Frontier coop

Omaha Metropolitan Area · 499 connections · Contact info

Frontier coop

University of Nebraska-Lincoln

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CPM LLC

Feed Manufacturing

Experience

Vice President of Nutrition
Frontier coop
Sep 2019 – Present · 1 yr 4 mos
Lincoln, Nebraska Area

Co Chair
Northeast Community College
Jan 2018 – Present · 3 yrs
Norfolk, Nebraska

Assisting in raising $13 million for college of agriculture expansion and improvement.

External Advisor
University of Nebraska-Lincoln
Jan 2016 – Present · 5 yrs
Lincoln, Nebraska Area

Share and discuss strategies and plans for building a stronger UNL agriculture department.

Managing Member
Central Plains Milling
Jan 1994 – Present · 27 yrs
Howells, Nebraska

I believe in making the complex simple and raising the level of expectation for advice and service in livestock agriculture.



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Past President
Nebraska Pork Producers Association
Feb 2016 – Feb 2018 · 2 yrs 1 mo

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Education

University of Nebraska-Lincoln
Bachelor's degree, Animal Sciences
1990 – 1994
Activities and Societies: University of Nebraska Wrestling team

Varsity letterman at 190lbs.

Volunteer experience

Board Member
National Pork Producers Council
Mar 2019 – Present • 1 yr 10 mos
Politics

Skills & endorsements

Strategic Planning

Customer Service

Management

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